September 30, 2015

Via EDGAR

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:                          Inventure Foods, Inc.

Form 10-K for the Fiscal Year ended December 27, 2014

Filed March 10, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 21, 2015

File No. 001-14556

Dear Mr. Hiller:

Inventure Foods, Inc. (the “Company”) respectfully submits this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated September 16, 2015, relating to the Company’s Form 10-K for the fiscal year ended December 27, 2014 filed with the Commission on March 10, 2015 (the “Form 10-K”), and by telephone on September 22, 2015, relating to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 21, 2015 (the “Proxy Statement”).

In this letter, we have recited the comments from the Staff (both written and oral) in italicized type and have followed each comment with the Company’s response thereto.  Capitalized terms used but not defined herein have the meaning given to them in the Form 10-K or in the Proxy Statement, as applicable.

Form 10-K for the Fiscal Year ended December 27, 2014

Financial Statements

Note 11 — Business Segments and Significant Customers, page 54

Staff Comment:

1.                                      We note from your disclosure on pages 2 and 3 that you appear to have various product categories for which you have not disclosed revenues pursuant to FASB ASC paragraph 280-10-50-40.  We had understood from your response to comment 2 in your letter dated December 6, 2013 that you would disclose revenue for each product or group of similar products in subsequent filings.

Inventure Foods, Inc.

5415 E. High St., Suite 350 Phoenix, Arizona 85054 • www.inventurefoods.com

Phone (623) 932-6200 • Toll Free (800) 279-2250 • Fax (602) 522-2690

It appears you should provide this information for a range of products within each of your “healthy/natural” and “indulgent specialty snack” food categories.  Please submit the revisions that you propose to comply with this guidance.

Company Response:

The Company believes that the Form 10-K properly reports the Company’s “snack products” and “frozen products” as its only two reportable segments.

As noted by the Staff, the Company does periodically disclose information with respect to its “healthy/natural” and “indulgent specialty snack” food categories.  The Company provides this disclosure solely to emphasize the Company’s growth in and focus on healthy/better-for-you snacks, which the Company believes is a current consumer trend.  The results of sales for products within the healthy/natural and indulgent specialty snack food categories are only maintained and evaluated by Company management at the sales level.  The operating results evaluated by Company management are not prepared with separate components for the healthy/natural and indulgent specialty snack food categories, and management does not allocate resources or assess performance based on these categories.

All of the products sold within the Company’s frozen products segment are classified within the healthy/natural food category.  Products sold within the Company’s snack products segment are classified accordingly within either the healthy/natural or indulgent specialty snack food category.

Following the Company’s response letter to the Commission dated December 6, 2013, the Company included additional disclosure in its filings with the Commission with respect to the healthy/natural and indulgent specialty snack food categories.  The additional disclosure included listing the brands and products included within each food category, as well as providing the contribution of the healthy/natural food category as a percentage of total net revenues.

Upon consideration of the Staff’s comment and guidance provided by ASC paragraph 280-10-50-40, the Company has determined that disclosure of the actual revenues of the healthy/natural and indulgent specialty snack food categories would be appropriate in future filings, provided that such disclosure is material and relevant in the applicable filing.

The Company’s proposed disclosure, based on the disclosure set forth in its Form 10-K for the 2014 fiscal year, is as follows (with the proposed new disclosure appearing in bold, italicized text):

Part I

Item 1.  Business

Products

In our healthy/natural food category, products include Rader Farms® frozen berries, Boulder Canyon® Authentic Foods brand kettle cooked potato chips, Willamette Valley Fruit CompanyTM frozen fruit and vegetables, Fresh FrozenTM frozen vegetables and fruit, Jamba® branded blend-and-serve smoothie kits under license from Jamba Juice Company, Seattle’s Best Coffee® Frozen Coffee Blends branded blend-and-serve frozen coffee beverage under license from Seattle’s Best Coffee, LLC and private label frozen fruit and healthy/natural snacks. Our Boulder Canyon® Authentic Foods branded products have received increased investment support as we believe Boulder Canyon® is a highly extendable brand that can be leveraged into adjacent food categories.  Net revenues of our Boulder Canyon® products increased 70.3% in 2014 compared to the prior year, while 2013 net revenues were up 23.5% compared to 2012. For the year ended December 27, 2014, our healthy/natural foods represented 83% of net sales.  For the fiscal years 2014, 2013 and 2012, net revenues of our healthy/natural food category totaled $236.6 million, $152.2 million and $113.7 million, respectively.

In our indulgent specialty snack food category, products include T.G.I. Friday’s® brand snacks under license from T.G.I. Friday’s, Nathan’s Famous® brand snack products under license from Nathan’s Famous Corporation, Vidalia® brand snack products under license from Vidalia Brands, Inc., Poore Brothers® kettle cooked potato chips, Bob’s Texas Style® kettle cooked chips, Tato Skins® brand potato snacks, and Sin In A Tin® chocolate pate and other frozen desserts. For the fiscal years 2014, 2013 and 2012, net revenues of our indulgent specialty snack food category totaled $49.1 million, $63.4 million and $71.5 million, respectively.

Part II

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal year 2014 was a record volume year for the Company with net revenues of $285.7 million, a 32.5% increase over the prior fiscal year.  In fiscal 2014, our products in the healthy/natural category represented 83% of net sales, a 12 point increase from the prior year.  For the fiscal years 2014, 2013 and 2012, net revenues of our healthy/natural food category totaled $236.6 million, $152.2 million and $113.7 million, respectively.  For the fiscal years 2014, 2013 and 2012, net revenues of our indulgent specialty snack food category totaled $49.1 million, $63.4 million and $71.5 million, respectively.

Part II

Item 8.  Financial Statements and Supplementary Data

Note 11.  Business Segments and Significant Customers

For the years ended December 27, 2014, December 28, 2013 and December 29, 2012, Costco was the only customer accounting for more than 10% of our total net revenue.  Costco accounted for $75.3 million, or 26% of our total net revenue; $74.5 million, or 35% of our total net revenue; and $64.6 million, or 35% or our total net revenue; for fiscal years 2014, 2013 and 2012, respectively.

Our operations consist of two reportable segments: frozen products and snack products.  The frozen products segment produces frozen fruits, vegetables and beverages for sale primarily to groceries, club stores and mass merchandisers.  The snack products segment produces potato chips, kettle chips, potato crisps, potato skins, pellet snacks, sheeted dough products and extruded products for sale primarily to snack food distributors and retailers.  Our reportable segments offer different products and services.  The majority of our revenues are attributable to external customers in the United States.  We also sell to external customers internationally; however, the revenues attributable to such customers are immaterial.  All of our assets are located in the United States.

All products sold under our frozen products segment are considered part of the healthy/natural food category.  The products sold under our snack products segment includes products considered part of the indulgent specialty snack food category, as well as products considered part of the healthy/natural food category.  For the fiscal years 2014, 2013 and 2012, net revenues of our healthy/natural food category totaled $236.6 million, $152.2 million and $113.7 million, respectively.  For the fiscal years 2014, 2013 and 2012, net revenues of our indulgent specialty snack food category totaled $49.1 million, $63.4 million and $71.5 million, respectively.

Definitive Proxy Statement on Schedule 14A filed on April 21, 2015

Summary Compensation Table, page 33

Staff Comment:

2.                                      Please explain why bonuses were included in the “Non-equity incentive plan Compensation” column of the Summary Compensation Table rather than in the “Bonus” column.  The Staff notes that the footnote to the Summary Compensation Table states “Performance-based bonuses are generally paid under our 2014 Bonus Plan and reported as Non-Equity Incentive Plan Compensation.  Except as otherwise noted, amounts reported as Bonus represent discretionary bonuses awarded by the Compensation Committee in addition to the amount (if any) earned under the 2014 Bonus Plan.”

Company Response:

The Company included amounts under the 2014 Bonus Plan in the “Non-equity incentive plan compensation” column of the Summary Compensation Table instead of the “Bonus” column because the amounts were payable pursuant to the 2014 Bonus Plan, which is a plan designed to set clearly defined expectations for the executive officers and to reward such officers for the Company’s performance based on a specified target.  Section 119 (Item 402(c) — Executive Compensation; Summary Compensation Table), Question 119.02 of the Staff’s Compliance and Disclosure Interpretations provides that in order to be reported in the “Non-equity incentive plan compensation” column, a bonus would have to be pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, Share-Based Payment.  As disclosed in the Proxy Statement, the 2014 Bonus Plan is based on the Company’s achievement of established EBITDA targets and the assessment of the respective executive officer’s completion of individual performance objectives established at the beginning of each plan year.  Actual bonus award amounts are based upon a weighting of 90% for actual performance achieved against the EBITDA targets and 10% for actual performance achieved against individual performance objectives.

On December 16, 2013, the Company’s Compensation Committee set the EBITDA target for 2014 and communicated this information to the executive officers.  At that time, the EBITDA outcome for 2014 was still substantially uncertain.  As disclosed in the Proxy Statement, the 2014 Bonus Plan required that the Company achieve a certain threshold percentage of the budgeted Consolidated EBITDA amount for any payment to be made to an executive with respect to the performance measure.

For fiscal year 2014, the Company’s consolidated financial performance resulted in the achievement of 99% of the budgeted EBITDA target, resulting in a bonus payout equal to 97% of each employee’s eligible bonus attributable to consolidated results.  The general managers of the Company’s Snack and Frozen Division also had 20% of their eligible bonus payout based on the performance of the Divisions they manage.  Therefore, the Company believes that it was appropriate to include awards paid under the 2014 Bonus Plan in the “Non-equity incentive plan compensation” column.

The Company will continue to report discretionary bonuses in the “Bonus” column.  As disclosed in the Proxy Statement, the Company’s Compensation Committee retains the discretion to adjust EBITDA targets in order to accomplish the purposes of the 2014 Bonus Plan in light of unforeseen facts and circumstances.  In future filings, the Company intends to include a discussion of adjustments to performance measures, if any, and the Compensation Committee’s exercise of discretion with respect to payments under the applicable annual bonus plan, if any.  If, in the exercise of discretion, a bonus or other award is paid outside of any applicable annual bonus plan, the Company intends to disclose such amounts in the “Bonus” column in future filings.  Where the Company reports the discretionary and nondiscretionary components separately, the Company will include an appropriate footnote explaining that the two amounts constitute portions of the same award and explaining how each component was determined.

Definitive Proxy Statement on Schedule 14A filed on April 21, 2015

Compensation Discussion and Analysis, page 30

Staff Comment:

3.                                      In its discussion of bonus compensation, the Company disclosed that the 2014 Bonus Plan is based on achievement of “EBITDA targets.”  Please explain why the Company does not disclose the specific target levels upon consideration of Question 118.04 of Regulation S-K Interpretation.

Company Response:

The Company notes the Staff’s comment and advises that, after analysis and further consideration, the Company has determined that it will disclose the specific historical EBITDA targets with respect to bonus compensation in applicable future filings.  In the event another performance target is applicable and material and the Company has an appropriate basis to conclude that the disclosure of such target is not required because it would result in competitive harm, the Company will comply with the requirements of Instruction 4 to Item 402(b) of Regulation S-K.

* * * *

As specifically requested by the Staff, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (623) 932-3928.

Sincerely,

INVNETURE FOODS, INC.

		By:	/s/ Steve Weinberger
		Name:	Steve Weinberger
		Title:	Chief Financial Officer

cc:	DLA Piper LLP (US)
Gregory R. Hall, Esq. (via e-mail: greg.hall@dlapiper.com)